Mail Stop 3561

February 3, 2006

Joseph A. Falsetti
President and Chief Executive Officer
Cenuco, Inc.
2000 Lenox Drive, Suite 202
Lawrenceville, New Jersey 08648

Re: 	Cenuco, Inc.
Preliminary Schedule 14A filed January 6, 2006
File No. 1-32187

Dear Mr. Falsetti:

      We have reviewed the filing above and have the following comments. We have limited our review to the proposals in your preliminary Schedule 14A and related matters. Where indicated, please amend your filings in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your Form 8-K/A filed May 26, 2005, discloses that on May 20, 2005, you changed your fiscal year end from June 30 to be the last day of February. Because you changed your fiscal year, you are required to file a transition report on Form 10-K containing audited financial statements for the transition period from July 1, 2004, through February 28, 2005. This transition report was required to be filed not more than 90 days after the date of the determination to change the fiscal closing date. File this transition report on Form
10-K and comply with the requirements of Rule 15d-10 under the Securities Exchange Act of 1934. We note that since no transition period report was filed in the required period, it will not be timely filed. Therefore you do not appear to be S-3 eligible and do not appear to be eligible to incorporate financial statements or other information by reference into this Schedule 14A. Revise accordingly, including at pages 14, 73, F-1 to F-2 and in other locations where you indicate you incorporate financial statements and other disclosure by reference.

2. Please provide us your analysis, in your response letter, as to how your issuance of Series A Junior Participating Preferred
Stock,
and how the Financing transactions complied with American Stock
Exchange Company Guide Section 713.

In this regard, we note your disclosure that the Series A preferred stock you issued in connection with the merger represents 65% of Cenuco`s voting power, that each share of Series A preferred has 10,095.87 votes, as opposed to one vote per share for common stock, and that each share of Series A preferred is convertible into 10,095.87 shares of common stock. Therefore, it appears that issuing the Series A preferred was a transaction involving the issuance of securities convertible into common stock in an amount greater than 20% of the then-outstanding common stock. Please advise us how this transaction complied with Section 713. Similarly, your disclosure on page 59 indicates that issuing the convertible securities in the Financing transactions will involve issuing more than 20% of your common stock. Provide your analysis how issuing those convertible securities complied with Section 713.

3. Similarly revise to clarify what you mean by "any such transaction" in your statement on page 35 that "Section 713(b) of the
American Stock Exchange Company Guide further provides that stockholder approval is required in the event of any such transaction as a prerequisite to approval by the American Stock Exchange of applications to list additional shares to be issued in connection with such a transaction." As currently drafted, this suggests that, since you did not seek shareholder approval to issue the Series A preferred that caused the change in control under Section 341 of the
Amex rules, you have not satisfied the prerequisite for listing the common stock to be issued on conversion of the Series A preferred and accordingly you cannot list them. Please revise to clarify.

4. Please provide us your analysis, in your response letter, as to how your issuance of Series A Junior Participating Preferred Stock complied with American Stock Exchange Company Guide Section 122. In this regard, the Series A preferred appears to be super voting stock as described in Section 122. The Series B Preferred Stock you describe on pages 54 and 56 similarly appears to be super voting stock as described in Section 122.

Questions and Answers about the Meeting and the Proposals to be Voted upon at the Meeting, page 2

5. It appears that your Questions and Answers section addresses many of the same topics referenced in your Summary. Please revise to eliminate unnecessary repetition. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting and that you include disclosure related to all other matters in your Summary. Upon relocating these topics to your Summary, we suggest that you disclose the narrative disclosure contained in your Questions and Answers, rather than merely referencing where a particular matter may be located in the body of the proxy statement. Also consider revising to combine the three questions regarding who can vote, which currently appear at pages 4,
6 and 8.

Are stockholders being asked to approve the merger?, page 6

6. Revise to clarify, if true, that holders of the Series A Junior Participating Preferred Stock that you issued in the May 2005 merger will not be able to vote to approve conversion of their preferred shares into common stock, i.e., Proposals One and Two.

Summary, page 10

The Companies, page 10

7. Please revise to provide a simple organizational chart illustrating the ownership of these companies. Also revise to clarify very briefly what business is conducted by each company.
In
this regard, it is not clear what business Hermes conducts or if it is simply a holding company.

Purpose of the Merger; Effect of the Stock Issuances, page 11

8. Please revise to state more clearly, if true, that the purpose of the merger was for the owners of Hermes to acquire ownership of your prior businesses. Also state briefly and clearly, if true, that the effect of this was a reverse merger of you by Hermes.

Material terms of the Voting Agreements, page 12

9. Please revise here to identify briefly the "certain other stockholders" who are parties to voting agreements. In your response letter, provide us with the factual background of these voting agreements, such as who approached the "certain other stockholders" to enter into the voting agreements and when. Include an overview in the Summary of the voting agreements you discuss on page 28 as well as those you discuss on page 45. Additionally revise here, at page
28 and at page 45 to clarify which voting agreements relate to which proposals. Disclose briefly how many shares and what percentage of the voting power is subject to voting agreements for each proposal.
Your current disclosure at page 12 indicates that 52.1% of the voting power is subject to voting agreements to vote in favor of Proposals
One and Two, but that disclosure does not also indicate, as you do on pages 13 and 28, that 52% of the voting power is also subject to voting agreements to approve Proposals Three and Four. Finally, provide a reference to the Schedules 13D that contain the voting agreements as exhibits.

Financing Transaction, page 13

10. Revise to clarify very briefly what were the purposes and effects of the financing transactions. From your disclosure elsewhere, it appears that the financing transactions provided the funding for the
Playtex brands acquisition in October and November 2005.

Proposal Regarding Share Issuances to Messrs. Picow and McMillen
(Proposal Seven), page 14

11. Revise to disclose briefly here, and in your description of Proposal Seven on page 67, why you are issuing these shares to Mr. Pico and Mr. McMillen. Your disclosure on page 44 under "Other Agreements of the Parties" suggests that these shares are a bonus for your May 2005 merger. However your disclosure elsewhere is unclear why you are asking shareholders to vote on the matter.

Risk Factors, page 15

The integration of the business operations of Lander and Cenuco
....,
page 15

12. This and the following risk factor are too vague in that they do not provide sufficient, but not excessive, detail to permit investors to evaluate the risk. Please revise to provide more specific detail about these risks so that investors can evaluate the nature and magnitude of the risks. For example, state more explicitly what different businesses you are discussing. Also provide context for this integration risk by disclosing the date on which you completed the merger. Additionally clarify the risk related to your plans to sell or spinoff the wireless business and consider whether that risk requires a separate caption to highlight its importance adequately.

As a result of the change in control of Cenuco, page 16

13. Revise to disclose the date on which the merger occurred, the date on which you applied to list your common stock and the date on which your application was approved. Your statement that "[c]urrently, we meet all of the listing requirements for the American Stock Exchange" indicates that the application was approved, yet it is not clear how this poses a risk to investors. However, in the second paragraph, you indicate that the application may not be approved. Revise to clarify.





The issuance of our common stock in connection with the merger and the financing transaction ..., page 16

14. Revise to clarify that, since the merger occurred in May 2005, the dilution of voting common stockholder`s voting power has already occurred and is not an uncertain future possibility.

15. Also revise to provide a separate caption for the dilution risk from the financing transactions to sufficiently emphasize their importance to investors. Disclose the date on which you entered into those obligations. Further revise to disclose that issuing the shares under the convertible debentures will depress your stock price, and since the conversion price of the convertible debentures is based on the market price and is continuously adjustable, you will have to issue ever-increasing amounts of stock to satisfy the amount of obligations under the debentures, which in turn will further decrease the market price of your common stock.

Lander depends on a limited number of customers, page 18

16. Please revise to name the customer that accounted for 13% of your net sales.

Lander depends on third parties to provide raw materials ..., page
19

17. Please revise to provide more specific detail regarding what these raw materials are.

Efforts to acquire other companies ..., page 20

18. Revise to disclose the date on which you acquired the Playtex brands, assets and business. Similarly revise elsewhere to clarify when this acquisition, the Merger and other significant transactions occurred.

The Merger, page 29

19. Generally revise to provide the disclosure required by Item 14 of
Schedule 1A for the May 2005 merger. See Note A to Schedule 14A. Although you have disclosed some of this information, and although we issue specific comments below, you should generally revise to provide all of the disclosure required by Item 14.

For example, please revise the Summary section to include an overview, in bullet point format, of the most material terms of the proposed transaction to provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. The bullet points must cross-reference a more detailed discussion contained in the disclosure document that is disseminated to security holders. See Item 1001 of Regulation M-A and Item 14(b)(1) of Schedule 14A. In addition, provide all of the financial information pursuant to Item 14(b)(8)-(11).

Background to the Merger, page 29

20. Revise to disclose more detail about the "other potential target companies" with whom Mr. Bettinger had discussions and on which he reported at the March 9, 2005, meeting and the "other potential acquisitions and other alternatives" that the board considered on May
2, 2005, and May 9, 2005. Disclose more details of the "much discussion" regarding these alternatives and disclose why they were rejected.

21. Revise to provide more detail regarding the background to the merger, such as when the structure and key terms of the merger agreement were proposed and finalized. For example, you disclose on page 34 that termination fees and negotiation restrictions in the merger agreement may have been a disadvantage to this merger. However, you do not adequately disclose here those terms, who proposed them, when and when they were adopted, etc. This is just an example.

Purpose of the Merger; Effect of Stock Issuances, page 31

22. We note your statement that "we agreed to use our reasonable best efforts to ensure that our common stock will continue to be quoted on the American Stock Exchange, and will continue to be publicly traded." Disclose the consequences if you cease to be quoted on the
American Stock Exchange or to be publicly traded. In this regard, we note your disclosure on page 16 that the American Stock Exchange has notified you that you are not in compliance with their listing standards and that you can provide no assurance that the American Stock Exchange will list your shares.

23. Similarly, for each proposal, clearly describe the consequences if shareholders do not approve the proposals. These consequences are not clear from your disclosure as currently drafted.

24. We note your disclosure at the bottom of page 32 that the conversion of the Series A Preferred Stock to common stock "would represent an increase of approximately 286% of our currently outstanding shares of common stock." Since your disclosure indicates that the Series A Preferred votes at the same ratio to common stock as it converts into common stock, this disclosure indicates that the
Series A holders have 74% of the voting power, not 65% as you disclose elsewhere. Please revise to clarify.

Factors Considered by the Board of Directors of Cenuco, page 33

25. Revise to clarify what consideration the board gave to the different consideration ultimately paid (Series A Preferred Stock) in the merger from that considered in vFinance`s March 9, 2005, opinion
(common stock). Also clarify how the board determined that they should rely on the March 9, 2005, opinion without obtaining the shareholder approval on which the opinion was premised. Address what consideration the board gave to obtaining an updated opinion. Similarly revise the discussion of the opinion beginning at page 35 to clarify that the advisor`s analyses apply to a different form of consideration.

26. Revise to clarify on page 34 how the combined company`s management composition constituted a factor favoring the merger.

Regulatory Approvals Needed to Complete the Merger, page 35

27. Revise to clarify what were the objections of the American
Stock
Exchange, if any, other than your failure to file the required financial statements on a timely basis. Also clarify what steps you have taken to address the objections on what dates, and whether or not each objection has been resolved, and if so when.

28. Also revise here and elsewhere as appropriate to clarify whether or not the merger has been completed and, if so, on what date it was completed. If the merger was completed on May 20, 2005, as some of your disclosure suggests, disclose more clearly why you are seeking shareholder approval today of the issuance of shares in May 2005.

Similarly revise at pages 58-59 and elsewhere as appropriate to clarify whether or not the October to November 2005 financing transactions have been completed and if so when. If, as some of your disclosure suggests, they have been completed, revise to clarify why you are seeking shareholder approval today for financing transactions that occurred in October and November 2005. If the financing transactions have been completed, then it is not clear why you refer to them at page 60 and elsewhere as the "proposed Financing." Revise to clarify.

Opinion of Financial Advisor to Cenuco, page 35

29. Revise to provide all of the disclosure required by Item
1015(b)
of Regulation M-A. See Item 14(b)(6) of Schedule 14A. For example, describe vFinance`s qualifications and how you selected them, disclose clearly whether or not vFinance recommended the amount of consideration and provide quantified disclosure of the compensation paid to the advisor for services provided to Cenuco during the past two years.

30. Several of the advisor`s analyses result in very broad ranges of values. See, for example, the equity value and enterprise value ranges under the Comparable Companies analysis and ranges derived from the Comparable Transaction analysis. Please disclose why the advisor believes that the analyses show valid fairness ranges rather than tests which should be ignored because the ranges are so great.

Comparable Public Company Analysis, page 37

31. In your tabular disclosures, revise to clarify what you mean by abbreviations such as "n.a.," "n.m." and "TTM."

Discounted Cash Flow Analysis, page 40

32. Please revise to provide more descriptive captions and discussion explaining what the various numbers in this table mean and how they were derived. For example, it is not clear what the three numbers to the right of "NPV - Merged" mean, how they are associated with the discount rates below them, how those discount rates were determined or whether the three NPV values relate respectively to "TTM," "2006
E" and "2007 E." Also explain in more detail how your financial advisor determined that a compound annual growth rate of 37.1% for net earnings was appropriate. For example, disclose the recent historical compound annual growth rate of the Lander business. Also provide more detail about the growth, discount rate and other assumptions that your financial advisor used to calculate the terminal value.

Conclusion, page 42

33. Revise to disclose what value your financial advisor assigned to the consideration paid in the Merger, disclose how they determined that value and briefly describe what the consideration was. Also disclose what your market capitalization was at the date of the fairness opinion.

Material Terms of the Merger and Merger Agreement, page 43

34. Disclose whether or not filing this preliminary Schedule 14A on
January 6, 2005, satisfies your obligation under the merger agreement to file a proxy statement "as promptly as practicable after the date of the Merger Agreement [May 10, 2005.]" If not, disclose whether or not you have any liquidated damages or similar obligations for not filing the proxy statement promptly enough.

The Financing Transaction, page 53

35. We note that the financing transactions were part of your acquisition of the Playtex products. Revise to provide the disclosure required by Item 14 of Schedule 14A for that acquisition and for the various financing transactions involved in that acquisition, which you reference here and in your Forms 8-K filed October 14, 2005, and November 21, 2005, or advise us why you do not believe you are required to do so. While we issue specific comments below, we believe you should generally revise this disclosure to provide the information required by Item 14 of Schedule 14A. See Note A to Schedule 14A. For example, disclose the background of the transaction and describe negotiations and past contacts as required by Item 14(b)(7) of Schedule 14A.

Background, page 53

36. We note from your disclosure here and in your Forms 8-K filed October 14, 2005, and November 21, 2005, that you have entered into registration rights agreements and convertible security agreements with Highgate, Prencen and Cornell Capital and that some of the convertible security agreements, including a standby equity subscription agreement and convertible debentures, provide that the securities are convertible into common stock based upon a floating exchange ratio tied to the market price of the common stock. As a result of these floating exchange ratios, we view the investors` obligations under the standby equity subscription agreement as not being irrevocable because of the investors` ability to engage in market transactions that could indirectly trigger restrictions on their ability to receive shares under the equity line financings. Therefore, you should not attempt to register the common stock issuable under standby equity subscription agreement until the investors` obligations are irrevocable. Please confirm your understanding in your response letter.

37. Revise your discussion of the background and terms of the financing to highlight more clearly the relationships between Highgate House Funds, Prencen, Yorkville Advisors and Cornell Capital. In this regard, we note your statement on page 28 that MarNan and Dana Holdings have entered into a voting agreement with Cornell Capital and we note your statement on page 3 of your Form 8-K filed November 21, 2005, which suggests that you may have terminated all agreements with Cornell Capital. Revise to clarify what agreements you have entered with Cornell Capital and which you have terminated. File all such material agreements as exhibits. See Item
601(b)(4) and (b)(10) of Regulation S-K. Also clearly identify in the proxy statement each material agreement that is part of the financing transactions, rather than simply referring to "The debt and equity financing and the transactions contemplated thereby." In this regard, your Forms 8-K filed October 14, 2005, and November 21, 2005, refer to several agreements that you do not disclose here.

38. Revise to highlight more clearly the total aggregate discount to market price at which you will issue the securities to Highgate, Prencen and Cornell Capital.

39. Also revise to highlight more clearly each financing agreement that requires shareholder approval. For example, your Forms 8-K filed November 21, 2005, and October 14, 2005, both state that none of the proceeds from the agreements with Prencen, Highgate and Cornell Capital will be available until you obtain shareholder approval for issuance of shares under each of the financing agreements, including those with Cornell Capital. However, for example, your disclosure here does not disclose that you will require shareholder approval of shares to be issued to Cornell Capital. Additionally, on page 54, you disclose that shareholder approval of
Proposals Three and Four is only "one of the conditions to the closing of the Financing." Revise to identify clearly each material condition to closing the financing transactions.

40. Revise the statement at the top of page 54 to clarify whether you are required to file the registration statement in 2006 or 2005.

Series B Preferred Stock, page 54

41. Your disclosure indicates that you are seeking shareholder approval with respect to the authorization or issuance of several different classes of securities including: Series A preferred stock,
Series B preferred stock; convertible debentures and warrants. Revise to disclose the terms of these securities more clearly and to provide the information required by Item 202 of Regulation S-K. See
Item 11 of Schedule 14A. For example, describe the Series A and Series B preferred stock clearly and clearly state the number votes per share and the number of shares of common stock into which they are convertible and under what circumstances they are convertible. Your current disclosure that the Series B preferred has "rights, preferences and limitations substantially similar to the those of the outstanding Series A Junior Participating Preferred Stock" does not clearly describe the Series B preferred. The descriptions of these securities should be clear from their context.

Reasons for the Asset Acquisition, page 58

42. Revise to provide factual support for your statements that you have an "established and significant `extreme value` leadership position" and that you are an "extreme value retailer[]." If you cannot factually support these and similar statements about your market share, then you should delete them.

Approvals Needed to Complete the Financing, page 58

43. Revise to disclose more clearly how the financing transactions may cause a change in control.

Proposal Three: Approval of the Issuance of up to 79,357,180
Shares
of Common Stock to be Issued in Connection with the Financing
Transaction, page 59

44. Revise to use a conversion price calculated with reference to the current market price, rather than "an assumed conversion price of $0.95 per share." Similarly revise at page 60 and elsewhere as appropriate. Also, based on your disclosure at page 53, revise at page 61 under Dilutive Effect to clarify that the conversion price under the convertible debentures is continuously adjustable at a discount to the market price for your common stock, that sales of the shares issued on conversion may depress your market price and require you to issue continuously increasing numbers of shares under the convertible debentures and that you may need to seek further shareholder approvals to issue the full amount of shares covered by the debentures.

Interdependence of Proposals, page 60

45. This statement appears to say that Proposal Three is interdependent with itself. Revise to clarify which proposals are interdependent. Similarly revise your other disclosures regarding interdependence of proposals. For example, the discussion at page 62 suggests that Proposals Three, Four and Two (and therefore also Proposal One, according to page 52) are all interdependent. However, your disclosure at pages 2-3 suggests that only Proposals One and Two are dependent on each other and Proposals Three and Four are dependent on each other. In addition, revise throughout the proxy statement whether the proposals are cross-conditioned upon the approval of the other. For example, you state on page 52 that Proposal One will not be approved if Proposal Two is not also approved; however, it is unclear whether Proposal Two can be approved without obtaining approval of Proposal One.

46. Also revise the proxy card to clearly indicate the proposals that are conditioned upon the approval of others. See Rule 14a-
4(a)(3).

Dilutive Effect of Additional Common Stock, page 61

47. Revise to provide a table disclosing the total number of shares to be issued under the debentures at the current market price and at a 25%, 50% and 75% decrease in market price. Also disclose more clearly the percentage reduction in voting power for existing shareholders if you issue these securities.

Proposal Seven: Approval of the Issuance of an Aggregate of 34,000 Shares of Common Stock to Messrs. Picow and McMillen, page 67

48. We note your disclosure that you are seeking shareholder approval
for issuing these shares pursuant to American Stock Exchange rules because this issuance constitutes an executive compensation arrangement. Revise to furnish the information required by Item 402 of Regulation S-K. See Item 8 of Schedule 14A. Also provide the disclosure required by Item 10 of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management,
page
68

49. Revise to identify the natural persons with voting and investment control over the shares held by beneficial owners who are not natural persons. For example, disclose clearly who controls Hermes Acquisition Company I LLC, Dana Holdings, LLC, and MarNan, LLC.

Form of proxy card

50. You propose as one "proposal to approve amendment and restatement of the company`s restated certificate of incorporation" several changes from your current certificate of incorporation. Please tell us in your response letter what consideration you have given to reflecting the provision permitting the board to amend the bylaws as a separate proposal for separate consideration by your stockholders.
See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the
Manual of Publicly Available Telephone Interpretations available on our website.

*   *   *   *   *


      Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14c-5(e) of Regulation
14C and Rule 310 of Regulation S-T.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Daniel Zimmerman, Staff Attorney, at (202)
551-
3367 or me at (202) 551-3810 with any questions.

								Sincerely,



								Michele M. Anderson
								Legal Branch Chief



cc:	via facsimile (609) 219-1238
	Andrew Sheldrick, Corporate Counsel and Secretary
      Cenuco, Inc.
??

??

??

??

Mr. Joseph A. Falsetti
Cenuco, Inc.
February 3, 2006
Page 12